# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inflection Point Acquisition Corp. IV, CIK 0002028707
CUSIP: G1169T104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, 47TH FL, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001661897

## Reporting persons
- Merus Global Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,725,000; shared voting power 0; sole dispositive power 1,725,000; shared dispositive power 0; aggregate amount beneficially owned 1,725,000 (6.9% of the class)
  Comment: Note to Row 11: Calculated based on the 25,000,000 shares of the Class A ordinary shares, par value $0.0001 per share, of Inflection Point Acquisition Corp. IV (formerly known as Bleichroeder Acquisition Corp. I, the "Issuer") outstanding as of February 2, 2026, as reported by the Issuer in its Prospectus under its Registration Statement on Form S-4, filed with the Securities and Exchange Commission on February 12, 2026.

## Item 1. Issuer
Name of issuer: Inflection Point Acquisition Corp. IV
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, 47TH FL, NEW YORK, NY 10105

## Item 2. Person Filing
Name of person filing: Merus Global Investments, LLC
Address of principal business office or, if none, residence: 3 Park Ave, Suite 2900, New York, NY 10016
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,725,000
Percent of class: 6.9%
Sole power to vote or to direct the vote: 1,725,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,725,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Merus Global Investments, LLC: /s/ Amrita M. Mahabaleswara, Amrita M. Mahabaleswara, General Counsel and Head of Compliance (02/17/2026)